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                                                                    Exhibit 12.1

                Greater Bay Bancorp Annual Report of Form 10-K
       Statements re Computation of Ratios of Earnings to Fixed Charges

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                                             For the three month
                                            periods ended March 31,                 For the years ended December 31,
                                               2001         2000            2000       1999       1998       1997       1996
                                         ---------------------------     ------------------------------------------------------
Income before income taxes                  $34,459      $28,700           $126,780   $ 76,226   $ 54,563   $ 43,119    $30,536

Fixed charges:
    Interest expense                         40,448       29,674            136,400     90,817     73,892     56,847     43,044
    Interest factor of rental expense           693          625              2,623      2,299      1,805      1,667      1,529
                                         --------------------------------------------------------------------------------------
        Fixed charges                        41,141       30,299            139,023     93,116     75,697     58,514     44,573
Less: interest expense on deposits           34,478       27,860            126,817     84,842     66,757     52,653     39,868
                                         --------------------------------------------------------------------------------------

        Net fixed charges                     6,663        2,439             12,206      8,274      8,940      5,861      4,705
                                         --------------------------------------------------------------------------------------

Earnings, excluding interest on deposits    $41,122      $31,139           $138,986   $ 84,500   $ 63,503   $ 48,980    $35,241
                                         ======================================================================================

Ratio of earnings, excluding interest on       6.17 x      12.77 x            11.39 x    10.21 x     7.10 x     8.36 x     7.49 x
 deposits, to net fixed charges(1)

Earnings, including interest on deposits    $75,600      $58,999           $265,803   $169,342   $130,260   $101,633    $75,109
                                         ======================================================================================

Ratio of earnings, including interest on       1.84 x       1.95 x             1.91 x     1.82 x     1.72 x     1.74 x     1.69 x
 deposits, to fixed charges(2)
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(1) For the purposes of computing the ratio of earnings, excluding interest on deposits, to net fixed charges, earnings represent income before income taxes plus net fixed charges. Net fixed charges include interest expense, other than interest on deposits, and that portion of rental expense, generally one third, deemed representative of the interest factor.

(2) For the purposes of computing the ratio of earnings, including interest on deposits, to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and that portion of rental expense, generally one third, deemed representative of the interest factor.